Schedule 13D
Amendment #3

Issuer:  IMMUCOR, INC.

Common Stock

CUSIP Number:  452526-10-6

Person authorized to receive notices and communications:

Mark VanDevelde

 Dart Managment Limited
 P.O. Box 31363-SMB
 Mirco Commerce Centre
 Cayman Islands, B.W.I
 (345) 949-7950

Date of event which requires filing:  December 19, 1996

Name of Reporting Person:

Kenneth B. Dart

Source of Funds:
Personal Funds

Citizenship or Place of Organization:
Belize

Sole Voting Power:
Zero

Shared Voting Power:
236,338 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
236,338 shares

Aggregate Amount Beneficially Owned By Each Reporting Person:
236,338

Percent of Class Represented by Amount:
2.934%

Type of Reporting Person
IN-Individual

Name of Reporting Person:

Robert C. Dart

Source of Funds:
Personal Funds

Citizenship or Place of Organization:
Belize

Sole Voting Power:
Zero

Shared Voting Power:
236,337 shares

Sole Dispositive Power
Zero

Shared Dispositive Power
236,337 shares

Aggregate Amount Beneficially Owned By Each Reporting Person:
236,337

Percent of Class Represented by Amount:
2.934%

Type of Reporting Person
IN-Individual

JOINT STATEMENT

ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of voting common stock (the "Common Stock"), of Immucor, Inc., a Georgia corporation ("the Company"). The principal executive offices of the Company are located at 3130 Gateway Drive, P.O. Box 5625, Norcross, GA 30091-5625.

ITEM 2.  IDENTITY AND BACKGROUND.

A.  Kenneth B. Dart

(1)  Citizenship:  Belize

(2)  Business Address: P.O. Box 31300-SMB
     Grand Cayman, Cayman Islands, B.W.I.

(3)  Principal Employment:  Employee of the following corporation:

    (a)  Dart Container Corporation
         P.O. Box 31372-SMB
         Grand Cayman, Cayman Islands, B.W.I.  *

* The principal business activity is the manufacture, sale and recycling of polystyrene cups and plastic cutlery and dinnerware.

(4) This reporting person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

B.  Robert C. Dart

(1)  Citizenship:  Belize

(2)  Business Address:  Garretts Lane, Cradley Heath, Warley,
     West Midlands, England, B64 5RE

(3) Principal Employment: Vice President and Board Member of the following corporations:

   (a)  Dart Container Corporation
        P.O. Box 31372-SMB
        Grand Cayman, Cayman Islands, B.W.I.  *

   (b)  Dart Container Corporation of Pennsylvania
        500 Hogsback Road
        Mason, Michigan  48854  *

   (c)  Dart Container Corporation of Kentucky
        500 Hogsback Road
        Mason, Michigan  48854  *

   (d)  Dart Container Corporation of Illinois
        500 Hogsback Road
        Mason, Michigan  48854  *

   (e)  Dart Container Corporation of Georgia
        500 Hogsback Road
        Mason, Michigan  48854  *

   (f)  Dart Container Corporation of California
        500 Hogsback Road
        Mason, Michigan  48854  *

   President and Board Member of the following corporations:

  (a)  Dart Container Corporation of Michigan
       500 Hogsback Road
       Mason, Michigan  48854  *

  (b)  Dart Cup, Ltd.
       500 Hogsback Road
       Mason, Michigan  48854  *

   General Partner of the following limited partnership:

  (a)  Dart Container Sales Company, Ltd.
       600 W. Hillsboro Blvd., Suite 600
       Deerfield Beach, Florida  33441  **

* The principal business activity is the manufacture, sale and recycling of polystyrene cups and plastic cutlery and dinnerware.

** The principal business activity is the sale of polystyrene cups and plastic cutlery and dinnerware.

(4) This reporting person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

A.  Kenneth B. Dart:

Kenneth B. Dart purchased no shares of Common Stock for his own account but he received 236,338 shares of Common Stock for his own account from the Kenneth B. Dart Residual Trust.

B.   Robert C. Dart:

Robert C. Dart purchased no shares of Common Stock for his own account but he received 236,337 shares of Common Stock for his own account from the Robert C. Dart Residual Trust.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the acquisition of Common Stock of each reporting person is long-term passive investment. Each reporting person intends to acquire additional Common Stock of the issuer, subject to the availability of such stock at prices deemed attractive by each of the respective reporting persons. However, each reporting person may determine to dispose of some or all of its respective holdings. Other than as set forth herein, each reporting person has no plans or proposals which relate to or would result in any of the actions specified in Item 4 of Form 13D promulgated by the Securities and Exchange Commission.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

(a)-(b)

A.  The information contained in the cover pages to this Schedule
13D is incorporated herein by reference.

B. As of December 19, 1996, the Reporting Persons owned the following shares of Common Stock.

  (1) Kenneth B. Dart is the direct owner of 236,338 shares of Common Stock. The 236,338 shares represent approximately 2.934% of the 8,055,077 shares of Common Stock outstanding as of October 11, 1996 as reported by the company on Form 10-Q for the third quarter ending August 31, 1996 (the "Outstanding Shares").

  (2) Robert C. Dart is the direct owner of 236,337 shares of Common Stock. The 236,337 shares represent approximately 2.934% of the Outstanding Shares.

  (3) The Reporting Persons herein have beneficial ownership of an aggregate of 472,675 shares of Common Stock representing approximately 5.868% of the issuer.

(c) See Exhibit A attached hereto, and which is incorporated herein by reference. The transactions on Exhibit A were by private transfer.

(d) No other person is known to have the right or power to direct the receipt of dividends or the proceeds from the sale of shares of Common Stock.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are interrelated boards and officers of the entities in Item 2 as indicated therein. The Agreement among the Reporting Persons with respect to the filing of this amendment to Schedule 13D is incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED WITH EXHIBITS.

The following Exhibits are filed herewith.

A. Schedule of Transactions of the voting Common Stock of the Issuer.

B. Agreement among the reporting persons with respect to the filing of the Schedule 13D and any amendments thereto.

After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct. This statement may be executed in two (2) or more counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


Kenneth B. Dart
Dated:  December 19, 1996

Robert C. Dart
Dated:  December 18, 1996

EXHIBIT A

A.  Transfer from the Kenneth B. Dart Residual Trust to Kenneth B.
Dart:

12/19/96  236,338 Shares


B.  Transfer from the Robert C. Dart Residual Trust to Robert C.
Dart:

12/19/96  236,337 Shares

EXHIBIT B

AGREEMENT

This will confirm the agreement by and among all of the undersigned that the Reports on Schedule 13D filed on or about May 26, 1994, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of voting common stock of Immucor, Inc., a corporation organized under the laws of the state of Georgia, is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Kenneth B. Dart
Dated:  December 19, 1996

Robert C. Dart
Dated:  December 18, 1996